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                           September 17, 2021

       Stephen M. Kadenacy
       Chief Executive Officer
       SilverBox Engaged Corp II
       8801 Calera Drive
       Austin, TX 78735

                                                        Re: SilverBox Engaged
Corp II
                                                            Draft Registration
Statement on Form S-1
                                                            Response dated
August 12, 2021
                                                            CIK No. 0001859686

       Dear Mr. Kadenacy:

              We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Response dated August 12, 2021

       Capitalization, page 79

   1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5
million net tangible limitation provided in your Amended and
                                                        Restated Certificate of
Incorporation qualifies a portion of your redeemable shares of
                                                        Class A common stock
for permanent equity classification in accordance with ASC 480-
                                                        10-S99-3A for the
following reasons:
                                                            Each redeemable
Class A share is redeemable outside the control of the Company.
                                                            Such shares will
become redeemable either as a result of a business combination or by passage of time.
 Stephen M. Kadenacy
SilverBox Engaged Corp II
September 17, 2021
Page 2
            The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
          The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's
          Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders choose to redeem or not redeem.
      Please revise your Capitalization table to classify all redeemable Class A shares as temporary equity.
       You may contact Eric McPhee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng at 202-551-3457 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen M. Kadenacy
                                                           Division of
Corporation Finance
Comapany NameSilverBox Engaged Corp II
                                                           Office of Real
Estate & Construction
September 17, 2021 Page 2
cc:       Jonathan Ko
FirstName LastName